November 7, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	UFood Restaurant Group, Inc. Registration Statement on Form S-1 File No. 333-176452
Ladies and Gentlemen:
Please be advised that, pursuant to Rule 477, UFood Restaurant Group, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement (the “Registration Statement”) be withdrawn.
The reason for this request is that the Registration Statement related to shares issuable under an Equity Purchase Agreement, effective on August 19, 2011, by and between Sourthridge Partners II, LP and the Company. That Equity Purchase Agreement has now been terminated. No securities were sold in connection with the offering described in the Registration Statement.
If you have any additional questions or concerns, please contact our counsel, Richard Krantz of the firm of Robinson & Cole LLP; 1055 Washington Blvd.; Stamford, Connecticut; 203-452-7505; rkrantz@rc.com, or the undersigned.
Very truly yours,
/s/Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
Cc: Richard Krantz